Contact

www.linkedin.com/in/
macdonaldcurtis (LinkedIn)
www.startupde.com (Personal)
www.happinessvc.com (Company)

Top Skills

Financial Analysis
Investment Management
Fundraising

Languages

English
German
French

Patents

Wireless networking adapter and variable beam width antenna

Curtis MacDonald

Venture Investor // Coder
Palo Alto, California, United States

Summary

There is no greater way to positively impact the future of humanity than through pioneering, technological progress.

Core to belief is the desire to identify and assist entrepreneurs identify the 'magic' of tomorrow and bring it to the world today. As the lead VC investor in several dozen startups since 2010, Curtis has financed and helped many founders build their magical companies to amazing exits.

While finishing his degrees in computer engineering and mechanical engineering at Lehigh University, Curtis developed and patented a new type of microwave antenna. This invention led to the formation of his startup hField Technologies, which sold long-range WiFi communication devices.

After leaving hField Technologies, Curtis joined the investment team of High Tech Gruenderfonds in Germany, one of the most active seed-stage funds in the world ($1 billion under management, 130 exits, 600 active portfolio companies). At HTGF, he personally invested and managed a lucrative venture fund portfolio of over a dozen startups, with a core focus on deep-tech investing. This portfolio covered a mix of both AI, crypto, robots, and enterprise software and has led to some of the fund’s largest recent exits. Curtis continues to support prior portfolio companies as a Venture Partner at HTGF.

In his free time, Curtis enjoys working on his various programming and hardware projects, as well as golfing with friends and colleagues.

Experience

ifMagic Ventures

Partner
March 2017 - Present (6 years)
Palo Alto, California, United States

ifMagic Ventures is an early-stage venture fund with a focus on frontier technology. We partner with mission-driven leaders that see beyond their own time horizon and perceive radical solutions to the world's biggest problems. We invest in products ripped straight from the pages of science fiction. (Previously known as Happiness Ventures).

ZaiNar, Inc.

Investor/ Board

December 2018 - Present (4 years 3 months)

ZaiNar ("zye-nar") is a real-time local positioning technology company.
The proprietary mesh network technology provides a versatile solution for positioning that is far more scalable, cost-effective, and accurate than existing alternatives to GPS/GNSS such as WiFi positioning and enables location tracking for cellular phones (including the latest LTE and 5G standards), radio frequency tags, embedded IoT devices, vehicles and UAVs, and other wireless devices and standards with over 200 meter range and sub-meter accuracy.

Hypersonix Inc.

Investor/ Board

July 2018 - Present (4 years 8 months)

Hypersonix.AI is a leading enterprise AI company for consumer commerce industries. The company is helps consumer commerce enterprises drive profitable revenue growth by providing a system of actionable intelligence through artificial intelligence analysis.

High-Tech Gründerfonds

13 years 1 month

Venture Partner

March 2015 - Present (8 years)

High-Tech Gründerfonds is a European early-stage venture capital fund, focusing on high-tech startups.
With $1 Billion under management and 650 portfolio companies, including 150 exits, HTGF is one of the largest and most active VCs in early-stage technology investing.

While no longer investing for HTGF, as a Venture Partner Curtis now continues to help manage the fund's US startups and activities and sits in a non-executive leadership position on HTGF portfolio company boards.

Senior Investment Manager
February 2010 - February 2015 (5 years 1 month)

Seed Stage Venture Capitalist in High Tech Start Ups

Profitably invested and managed a portfolio of 15 high tech startups. Curtis negotiated the investment term sheet with founders, oversaw due diligence (including any applicable financial modelling and mergers and acquisitions analysis), led HTGF's participation in the financing, and took a directorship position on the board, spending years with the founding team driving value to a great exit. He recruited and successfully placed 11 executives for portfolio companies, including 5 CEOs.

Lead/Co-Lead V.C. in 40+ Seed and Follow-On Series A Investments, including HTGF's first international investments.

Led and managed the following HTGF Investments:

- Tiramizoo (Same-day delivery platform)
- Itembase (Cloud-based personal inventory management)
- Pylba Inc. (Maker of the Simply App)
- Basecase (Platform to build HEOR-based payer apps)
- Cubical (Retailer Analytics)
- Stocard (Market leader loyalty card App)
- Ezeep (Printing Infrastructure as-a-service)
- Eyefactive (Large surface multi-touch, multi-gesture systems)
- Mobile-Location Company (Real-time tracking-as-a-service)
- Lumatix (Real-time 3d computer generated images)
- Autoloader (Airport Robotics)
- TrustedSafe (Data Security in the cloud)

High-Tech Gründerfonds is a German early-stage investor, focused on high potential high-tech startups. With roughly $1B+ under management and over 300 portfolio companies, HTGF is one of the largest and most active VCs in Europe.

Mira

Investor/ Board

December 2017 - Present (5 years 3 months)

Mira builds end-to-end augmented reality solutions that increase operational efficiencies within enterprises.

Beyond Imagination, Inc.

Investor/ Board

December 2019 - Present (3 years 3 months)

Beyond Imagination is building commercial, medical, and general purpose robotic avatars that will erase locality, and enable anyone to go anywhere and do anything. The company has assembled a world class team of the greatest minds in the world coming together to create product that will bring opportunity and services to everyone around the world.

Particle.One

Investor/ Board

November 2019 - Present (3 years 4 months)

Particle.One is built to de-risk the global supply chain. Using advanced knowledge-graph methodology wthe company finds relationships between companies and commodities and deliver real-time AI-driven commodity market insights 10x faster than it takes a human to collect and process information.

Verbz.ai

Investor/ Board

September 2019 - Present (3 years 6 months)

Use your voice to effortlessly capture and share notes, delegate tasks, and chat with your team throughout the day. Verbz is a voice first AI-driven productivity app for business leaders and professionals. The app helps you work faster during the day, so you have less to catch up on at night.

Pylba Inc.

Investor/ Board

April 2013 - November 2021 (8 years 8 months)

Pylba/ Messangerpeople is a specialist on NLP and mobile app development.
In Oct 2018, Pylba was merged with its sister company MessengerPeople.

MessengerPeople is a global leader in messenger services and chatbots. Key applications include marketing automation, customer service, and automation of 1:1 communication via chatbots. MessengerPeople is based in Germany and serves more than 2,000 corporate customers, including all major TV

stations, publishers, eCommerce companies, governments, sports, and many others.

Cocoon Health
Investor
August 2016 - June 2021 (4 years 11 months)
San Francisco Bay Area

Cocoon Health is a CV/ AI platform to track vitals (HR, RR) & sleep from cameras, starting with infant health monitoring. Cocoon was featured in Forbes, TIME, Techcrunch and recognized by Gartner as a 'Cool Vendor in AI for Computer Vision'.

Itembase
Investor/ Board
March 2013 - September 2018 (5 years 7 months)

Itembase is a marketplace that connects e-commerce shops with solution providers. It allows solution providers to offer their service on multiple shop systems by solely integrating with itembase.

ezeep
Investor/ Board
October 2012 - January 2015 (2 years 4 months)

Ezeep's online software offers printing services from any device – without the use of hardware.

Cubical
Investor/ Board
December 2011 - January 2015 (3 years 2 months)

Cubical manufactures pre-loaded micro personal computers for the aviation industry.

eyefactive GmbH
Investor/ Board
October 2011 - January 2015 (3 years 4 months)

Eyefactive develops multi-user, multi-touch, large-scale interactive signage and computer interfaces.

Stocard - Your Mobile Wallet
Investor/ Board
July 2011 - January 2015 (3 years 7 months)

Stocard's mission is to become the #1 mobile wallet in the Western world by making the daily shopping experience easy, engaging, and rewarding for its more than 50 million users.

By turning shopper's phones into their wallet, they've simplified the way users are rewarded at their favorite stores and are adding an easy way for their users to get access to financial services on the platform.

To date several billion transactions at the point of sale have been facilitated through Stocard.

Certara | BaseCase Interactive
Investor/ Board
June 2010 - January 2015 (4 years 8 months)

BaseCase is the complete customer engagement platform for the life sciences industry. Its suite of SaaS products enables pharmaceutical and medtech companies to engage more effectively with payers, healthcare providers, and healthcare professionals using personalized, interactive mobile content.

Autoloader GmbH
Investor/ Board
September 2012 - January 2014 (1 year 5 months)

Autoloader develops sophisticated robotic systems with unique gripping sensors for the aviation and logistics industries.

ML-C MobileLocation-Company GmbH
Investor/ Board
March 2011 - September 2013 (2 years 7 months)

ML-C operates a system platform for next-generation M2M applications.
Its products combine GPS and GSM into a software-hardware-package, which ML-C delivers to product-makers in professional M2M and automotive markets.

tiramizoo GmbH
Investor/ Board
February 2012 - August 2013 (1 year 7 months)

Tiramizoo is a software platform that enables same-day delivery service for scheduled deliveries in metropolitan areas in Germany and Austria.

trustedSafe GmbH

Investor/ Board
December 2011 - May 2013 (1 year 6 months)

Secure and compliant storage, transfer, and distribution of data in the cloud, using novel encryption and data compression algorithms developed by the Fraunhofer Institute FOKUS.

Lumatix
Investor/ Board
January 2011 - June 2012 (1 year 6 months)
Bavaria, Germany

Lumatix develops high-tech software that simulates how natural light behaves in the real world.

hField Technologies, Inc.
Co-founder CEO, CTO
August 2003 - January 2010 (6 years 6 months)
Bethlehem, PA

hField Technologies is a WiFi software and equipment company and maker of "The Wi-Fire". Called "a souped-up wireless connection" by the New York Times, the Wi-Fire adapter allows computer users to connect to WiFi access points at vastly improved distances and speeds.

KPMG
Summer Associate
June 2006 - August 2006 (3 months)

Employed in Information Risk Management Department

Department of State
Summer Intern
June 2005 - August 2005 (3 months)
Vienna

System Administrator (Sysadmin) in Information Systems Office (ISO) for the three US Missions to Vienna, Austria: Bilateral, UN, and OSCE

Education

Lehigh University
MS, Masters in Mechanical Engineering · (2006 - 2007)

Lehigh University

BS, Integrated Business and Engineering / Computer Engineering · (2002 - 2007)

Université de Technologie de Compiègne

1st Year - Tronc Commun, Informatique · (2001 - 2002)

Trinity High School

Concentration in Sciences · (1997 - 2001)